SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              JK Acquisition Corp.
             ------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
             ------------------------------------------------------
                         (Title of Class of Securities)


                                    47759H106
             ------------------------------------------------------
                                 (CUSIP NUMBER)


                               September 22, 2006
             ------------------------------------------------------
             (Date of event which requires filing of this statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).



                               Page 1 of 14 Pages

CUSIP No. 47759H106                  13G                    Page 2 of 14 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            D.B. Zwirn & Co., L.P.       20-0597442
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    863,900
OWNED BY       ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    863,900
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            863,900
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.02%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            PN
-----------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 47759H106                  13G                    Page 3 of 14 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            D.B. Zwirn Special Opportunities Fund, Ltd.
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    514,181
OWNED BY       ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    514,181
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            514,181
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            2.99%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            CO
-----------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 47759H106                  13G                    Page 4 of 14 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE
            PERSONS

            D.B. Zwirn Special Opportunities Fund, L.P. 73-1637217
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3) SEC USE ONLY
-----------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    317,699
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    317,699
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             317,699
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES **
                                                                           [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             1.85%
-----------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON **
             PN
-----------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 47759H106                  13G                    Page 5 of 14 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            D.B. Zwirn Special Opportunities Fund (TE), L.P.
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    32,020
OWNED BY       ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    32,020
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            32,020
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0.19%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            PN
-----------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 47759H106                  13G                    Page 6 of 14 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            DBZ GP, LLC             42-1657316
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    863,900
OWNED BY       ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    863,900
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            863,900
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.02%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            OO
-----------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 47759H106                  13G                    Page 7 of 14 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Zwirn Holdings, LLC             30-0080444
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    863,900
OWNED BY       ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    863,900
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            863,900
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.02%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            OO
-----------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 47759H106                  13G                    Page 8 of 14 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Daniel B. Zwirn
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    863,900
OWNED BY       ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    863,900
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            863,900
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.02%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            IN
-----------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 47759H106                  13G                    Page 9 of 14 Pages


Item 1.

(a)  Name of Issuer

        JK Acquisition Corp. (the "Issuer")

(b)  Address of Issuer's Principal Executive Offices:

        5847 San Felipe, Suite 4350
        Houston, Texas 77057

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

        D.B. Zwirn & Co, L.P.
        745 Fifth Avenue, 18th Floor
        New York, NY 10151
        Citizenship:   Delaware

        D.B. Zwirn Special Opportunities Fund, L.P.
        c/o D.B. Zwirn & Co., L.P.
        745 Fifth Avenue, 18th Floor
        New York, NY 10151
        Citizenship:   Delaware

        D.B. Zwirn Special Opportunities Fund (TE), L.P.
        c/o D.B. Zwirn & Co., L.P.
        745 Fifth Avenue, 18th Floor
        New York, NY 10151
        Citizenship:   Delaware

        D.B. Zwirn Special Opportunities Fund, Ltd.
        c/o Goldman Sachs (Cayman) Trust, Limited
        P.O. Box 896 George Town
        Harbour Centre, 2nd Floor
        Grand Cayman, Cayman Islands
        British West Indies
        Citizenship:   Cayman Islands, British West Indies

        DBZ GP, LLC
        c/o D.B. Zwirn & Co., L.P.
        745 Fifth Avenue, 18th Floor
        New York, NY 10151
        Citizenship:   Delaware

        Zwirn Holdings, LLC
        c/o D.B. Zwirn & Co., L.P.
        745 Fifth Avenue, 18th Floor
        New York, NY 10151
        Citizenship:   Delaware

        Daniel B. Zwirn
        c/o D.B. Zwirn & Co., L.P.
        745 Fifth Avenue, 18th Floor
        New York, NY 10151
        Citizenship:   United States

CUSIP No. 47759H106                  13G                    Page 10 of 14 Pages


(d)  Title of Class of Securities

        Common Shares, par value $0.001 per share ("Shares")


(e)  CUSIP Number

        47759H106

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);


(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [x]

Item 4. Ownership

(a)  Amount Beneficially Owned

        As of the date of this filing, D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC, and Daniel B. Zwirn may each be deemed the beneficial owner of (i) 317,699 Shares owned by D.B. Zwirn Special Opportunities Fund, L.P., (ii) 514,181 Shares owned by D.B. Zwirn Special Opportunities Fund, Ltd. and (iii) 32,020 Shares owned by D.B. Zwirn Special Opportunities Fund (TE), L.P. (each entity referred to in (i) through (iii) is herein referred to as a "Fund" and, collectively, as the "Funds").

        D.B. Zwirn & Co., L.P. is the manager of each of the Funds, and consequently has voting control and investment discretion over the Shares held by each of the Funds. Daniel B. Zwirn is the managing member of and thereby controls Zwirn Holdings, LLC, which in turn is the managing member of and thereby controls DBZ GP, LLC, which in turn

CUSIP No. 47759H106                  13G                    Page 11 of 14 Pages


is the general partner of and thereby controls D.B. Zwirn & Co., L.P. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Shares owned by another Reporting Person. In addition, each of D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC, and Daniel B. Zwirn disclaims beneficial ownership of the Shares held by the Funds.


(b)  Percent of Class

        Based upon the Issuer's quarterly report on form 10-Q filed on August 14, 2006, there were 17,216,667 Shares outstanding as of August 11, 2006. Therefore, (i) D.B. Zwirn Special Opportunities Fund, L.P. owns approximately 1.85% of the outstanding Shares, (ii) D.B. Zwirn Special Opportunities Fund, Ltd. owns approximately 2.99% of the outstanding Shares, (iii) D.B. Zwirn Special Opportunities Fund (TE), L.P. owns approximately 0.19% of the outstanding Shares and (iv) each of D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC, and Daniel B. Zwirn may be deemed to beneficially own 5.02% of the outstanding Shares. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Shares owned by another Reporting Person.

(c)  Number of shares as to which such person has:

        (i)   Sole power to vote or to direct the vote:

              See Item 4(a)

        (ii)  Shared power to vote or to direct the vote

              See Item 4(a)

        (iii) Sole power to dispose or to direct the disposition of

              See Item 4(a)

        (iv)  Shared power to dispose or to direct the disposition of

              See Item 4(a)

Item 5.  Ownership of Five Percent or Less of a Class

        Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        Not applicable.

Item 8.  Identification and Classification of Members of the Group

        See Exhibit I.

Item 9.  Notice of Dissolution of Group

        Not applicable

CUSIP No. 47759H106                  13G                    Page 12 of 14 Pages


Item 10. Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of October 2, 2006, by and among D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund, Ltd., D.B. Zwirn Special Opportunities Fund (TE), L.P., D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC, and Daniel B. Zwirn.

CUSIP No. 47759H106                  13G                    Page 13 of 14 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: October 2, 2006


D.B. ZWIRN SPECIAL OPPORTUNITIES             D.B. ZWIRN SPECIAL OPPORTUNITIES
FUND, L.P.                                   FUND, LTD.
By: D.B. Zwirn & Co., L.P.                   By: D.B. Zwirn & Co., L.P.
By: DBZ GP, LLC,                             By: DBZ GP, LLC,
    its General Partner                          its General Partner
By: Zwirn Holdings, LLC,                     By: Zwirn Holdings, LLC,
    its Managing Member                          its Managing Member

By: /s/ Daniel B. Zwirn                      By: /s/ Daniel B. Zwirn
    --------------------------------             ------------------------------
Name: Daniel B. Zwirn                        Name: Daniel B. Zwirn
Title: Managing Member                       Title: Managing Member

D.B. ZWIRN SPECIAL OPPORTUNITIES FUND        D.B. ZWIRN & CO., L.P.
(TE), L.P.                                   By: DBZ GP, LLC,
By: D.B. Zwirn & Co., L.P.                       its General Partner
By: DBZ GP, LLC,                             By: Zwirn Holdings, LLC,
    its General Partner                          its Managing Member
By: Zwirn Holdings, LLC,
    its Managing Member                      By: /s/ Daniel B. Zwirn
                                                 ------------------------------
By: /s/ Daniel B. Zwirn                      Name: Daniel B. Zwirn
    --------------------------------         Title: Managing Member
Name: Daniel B. Zwirn
Title: Managing Member

DBZ GP, LLC                                  ZWIRN HOLDINGS, LLC
By: Zwirn Holdings, LLC,
    its Managing Member                      By: /s/ Daniel B. Zwirn
                                                 ------------------------------
By: /s/ Daniel B. Zwirn                      Name: Daniel B. Zwirn
    --------------------------------         Title: Managing Member
Name: Daniel B. Zwirn
Title: Managing Member



/s/ Daniel B. Zwirn
------------------------------------
DANIEL B. ZWIRN

CUSIP No. 47759H106                  13G                    Page 14 of 14 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the common stock of JK Acquisition Corp. is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: October 2, 2006


D.B. ZWIRN SPECIAL OPPORTUNITIES             D.B. ZWIRN SPECIAL OPPORTUNITIES
FUND, L.P.                                   FUND, LTD.
By: D.B. Zwirn & Co., L.P.                   By: D.B. Zwirn & Co., L.P.
By: DBZ GP, LLC,                             By: DBZ GP, LLC,
    its General Partner                          its General Partner
By: Zwirn Holdings, LLC,                     By: Zwirn Holdings, LLC,
    its Managing Member                          its Managing Member

By: /s/ Daniel B. Zwirn                      By: /s/ Daniel B. Zwirn
    --------------------------------             ------------------------------
Name: Daniel B. Zwirn                        Name: Daniel B. Zwirn
Title: Managing Member                       Title: Managing Member

D.B. ZWIRN SPECIAL OPPORTUNITIES FUND        D.B. ZWIRN & CO., L.P.
(TE), L.P.                                   By: DBZ GP, LLC,
By: D.B. Zwirn & Co., L.P.                       its General Partner
By: DBZ GP, LLC,                             By: Zwirn Holdings, LLC,
    its General Partner                          its Managing Member
By: Zwirn Holdings, LLC,
    its Managing Member                      By: /s/ Daniel B. Zwirn
                                                 ------------------------------
By: /s/ Daniel B. Zwirn                      Name: Daniel B. Zwirn
    --------------------------------         Title: Managing Member
Name: Daniel B. Zwirn
Title: Managing Member

DBZ GP, LLC                                  ZWIRN HOLDINGS, LLC
By: Zwirn Holdings, LLC,
    its Managing Member                      By: /s/ Daniel B. Zwirn
                                                 ------------------------------
By: /s/ Daniel B. Zwirn                      Name: Daniel B. Zwirn
    --------------------------------         Title: Managing Member
Name: Daniel B. Zwirn
Title: Managing Member



/s/ Daniel B. Zwirn
------------------------------------
DANIEL B. ZWIRN